Filed pursuant to rule 433

Registration No. 333-277306

February 26, 2025

HSBC Holdings plc

$750,000,000 Floating Rate Senior Unsecured Notes due 2031 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Co-Managers:

ABN AMRO Capital Markets (USA) LLC

AmeriVet Securities, Inc.

American Veterans Group, PBC

The Governor and Company of the Bank of Ireland

Bankinter, S.A.

Blaylock Van, LLC

BNP Paribas Securities Corp.

CaixaBank, S.A.

CAVU Securities LLC

CIBC World Markets Corp.

C.L. King & Associates, Inc.

Commerz Markets LLC

Danske Markets Inc.

Erste Group Bank AG

Great Pacific Securities

Guzman & Company

ING Financial Markets LLC

Intesa Sanpaolo IMI Securities Corp.

J.P. Morgan Securities LLC

Multi-Bank Securities, Inc.

MFR Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

Nordea Bank Abp

Samuel A. Ramirez & Company, Inc.

R. Seelaus & Co., LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SEB Securities, Inc.

Siebert Williams Shank & Co., LLC

Société Générale Corporate & Investment Banking

Stern Brothers & Co.

TD Securities (USA) LLC

Telsey Advisory Group LLC

UBS Securities LLC

UniCredit Capital Markets LLC

Structure:	Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A3 (stable) (Moody’s) / A- (stable) (S&P) / A+ (stable) (Fitch)

Expected Issue Ratings:*	A3 (Moody’s) / A- (S&P) / A+ (Fitch)

Pricing Date:	February 26, 2025

Settlement Date:	March 3, 2025 (T+3) (the “Issue Date”)

Maturity Date:	March 3, 2031

Form of Offering:	SEC Registered Global
Transaction Details:

Principal Amount:	$750,000,000

Pricing Benchmark:	Compounded Daily SOFR (calculated as described under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions

Coupon:	SOFR (as determined on the applicable Interest Determination Date (as defined below)), plus 1.290% per annum (the “Margin”), subject to the Benchmark Transition Provisions

Issue Price:	100.000%

Gross Fees:	0.30%

Net Price:	99.70%

Net Proceeds to Issuer:	$747,750,000

Par Redemption Date:	March 3, 2030

Interest Pay Frequency:	Quarterly

Interest Payment Dates:	From (and including) the Issue Date to (but excluding) the Maturity Date, interest on the Notes will be payable quarterly in arrear on March 3, June 3, September 3 and December 3 of each year, beginning on June 3, 2025 (each, an “Interest Payment Date”).

Interest Periods:	The period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date (each, an “Interest Period”); provided that the first Interest Period will begin on the Issue Date and will end on (but exclude) the first Interest Payment Date.

Interest Determination Dates:

The third business day preceding the applicable Interest Payment Date (each, an “Interest Determination Date”).

The term “business day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, England and in New York City, United States.

Optional Redemption:

HSBC Holdings may, in its sole discretion, redeem the Notes on the Par Redemption Date, in whole but not in part, at 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Par Redemption Date.

The Notes are not redeemable at the option of the noteholders at any time.

Redemption upon Loss Absorption Disqualification Event:

Following the occurrence of a Loss Absorption Disqualification Event (as defined below), HSBC Holdings may, in its sole discretion, redeem the Notes in whole, but not in part (such option to redeem being referred to herein as a “Loss Absorption Disqualification Event Redemption Option”), at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest to (but excluding) the applicable redemption date.

A “Loss Absorption Disqualification Event” shall be deemed to have occurred if the Notes become fully or partially ineligible to meet HSBC Holdings’ and/or the HSBC Group’s minimum requirements for (A) eligible liabilities and/or (B) loss absorbing capacity instruments, in each case as determined in accordance with and pursuant to the relevant Loss Absorption Regulations (as defined below) applicable to HSBC Holdings and/or the HSBC Group, as a result of any:

(a)   Loss Absorption Regulation becoming effective after the Issue Date; or

(b)   amendment to, or change in, any Loss Absorption Regulation, or any change in the application or official interpretation of any Loss Absorption Regulation, in any such case becoming effective on or after the Issue Date, provided, however, that a Loss Absorption Disqualification Event shall not occur where the exclusion of the Notes from the relevant minimum requirement(s) is due to the remaining maturity of the Notes being less than any period prescribed by any applicable eligibility criteria for such minimum requirement(s) under the relevant Loss Absorption Regulations effective with respect to HSBC Holdings and/or the HSBC Group on the Issue Date.

“Loss Absorption Regulations” means, at any time, the laws, regulations, requirements, guidelines, rules, standards and policies from time to time relating to minimum requirements for own funds and eligible liabilities and/or loss absorbing capacity instruments in effect in the UK and applicable to HSBC Holdings from time to time, including, without limitation to the generality of the foregoing, the Banking Act and UK CRR (whether or not such requirements, guidelines or policies are applied generally or specifically to HSBC Holdings or to HSBC Holdings and any of its holding or subsidiary companies or any subsidiary of any such holding company) in each case as amended, supplemented or replaced from time to time.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Redemption or Repurchase Conditions:

Any redemption or repurchase of the Notes is subject, where applicable, to the regulatory consent described under “Description of the Notes—Redemption” and “Description of the Notes—Repurchases” in the Preliminary Prospectus Supplement.

Any redemption of the Notes is subject to HSBC Holdings’ giving prior notice to the noteholders as described under “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Events of Default and Defaults:

The noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount, together with accrued and unpaid payments with respect to the outstanding Notes, may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii)  an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii)  failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii)  in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indenture or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:	The provisions in the Preliminary Prospectus Supplement in the section “Description of the Notes—Agreement with Respect to the Exercise of UK Bail-in Power” are applicable.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, except that the waiver of set-off provisions of the Indenture and the Notes will be governed by, and construed in accordance with, the laws of England and Wales.

Day Count Convention:	Actual/360 (modified following, adjusted).

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Documentation:	Preliminary prospectus supplement dated February 26, 2025 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated February 23, 2024 relating to the Notes. If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280 EU9

ISIN:	US404280EU96

Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents HSBC Holdings has filed with the SEC for more complete information about HSBC Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC Holdings or HSI will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

It is expected that delivery of the Notes will be made to investors on or about March 3, 2025, which will be the third business day following the date of the Preliminary Prospectus Supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to one business day before delivery should consult their advisors.

Hong Kong SFC Code of Conduct (Para 21 – Bookbuilding and Placing) – In the context of this offering of the Notes, certain of the underwriters and other intermediaries are “capital market intermediaries” (“CMIs”) subject to Paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the “SFC Code”). Certain CMIs may also be acting as “overall coordinators” (“OCs”) for this offering and are subject to additional requirements under the SFC Code.

Associated Orders and Proprietary Orders: Prospective investors who are the directors, employees or major shareholders of the Issuer, a CMI or any of its group companies will be considered under the SFC Code as having an association with the Issuer, the relevant CMI or the relevant group company. Prospective investors associated with the Issuer or any CMI (including any of its group companies) should specifically disclose whether they have any such association to a CMI and the underwriters (and such CMI and the underwriters may be required to pass such information to the Issuer and certain other CMIs) when placing an order for the Notes and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to this offering. Prospective investors who do not disclose their associations are hereby deemed not to be so associated. Where prospective investors disclose such associations but do not disclose that such order may negatively impact the price discovery process in relation to this offering, such order is hereby deemed not to negatively impact the price discovery process in relation to this offering.

If a prospective investor is an asset management arm affiliated with any underwriter, such prospective investor should indicate when placing an order if it is for a fund or portfolio where such underwriter or its group company has more than 50% interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the SFC Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to this offering. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. If a prospective investor is otherwise affiliated with any underwriter, such that its order may be considered to be a “proprietary order” (pursuant to the SFC Code), such prospective investor should indicate to the relevant underwriter when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to this offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Order Book Transparency: Prospective investors should ensure, and by placing an order prospective investors are deemed to confirm, that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e. two or more corresponding or identical orders placed via two or more CMIs). In addition, any other CMIs (including private banks) submitting orders with the underwriters should disclose the identities of all investors when submitting orders for the Notes with the underwriters (except for omnibus orders where underlying investor information may need to be provided to any OCs when submitting orders). When placing an order for the Notes, private banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order (see further below) pursuant to the SFC Code. Private banks should be aware that placing an order on a “principal” basis may require the relevant underwriter(s) (if any) to categorise it as a proprietary order and apply the “proprietary orders” requirements of the SFC Code to such order.

In the case of omnibus orders placed with the underwriters, CMIs (including private banks) that are subject to the SFC Code should disclose underlying investor information (name, unique identification number, whether the underlying investor has any associations (as used in the SFC Code), whether any underlying investor is a proprietary order and whether any underlying investor order is a duplicate order) in the format and to the relevant recipients indicated to such CMIs (including private banks) by the underwriters at the relevant time. Failure to provide such information may result in that order being rejected. In sharing such underlying investor information, which may be personal and/or confidential in nature, you (i) should take appropriate steps to safeguard the transmission of such information; (ii) are deemed to have obtained the necessary consents to disclose such information; and (iii) are deemed to have authorised the collection, disclosure, use and transfer of such information by the underwriters, other CMIs and/or any other third parties as may be required by the SFC Code. In addition, prospective investors should be aware that certain information may be disclosed by the underwriters and other CMIs (including private banks) which is personal and/or confidential in nature to the prospective investor. By placing an order with the underwriters, prospective investors are deemed to have authorised the collection, disclosure, use and transfer of such information by the underwriters to the Issuer, certain other CMIs, relevant regulators and/or any other third parties as may be required by the SFC Code, it being understood and agreed that such information shall only be used in connection with this offering.